UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Subject Company)

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL

(Offeror)

EMBRATEL PARTICIPAÇÕES S.A.

(Bidder and Affiliate of Offeror)

(Name of Filing Persons)

Preferred Shares, no par value, and American Depositary Shares, each representing one Preferred Share

(Title of Class of Securities)

N/A (Preferred Shares)

64109T201 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Isaac Berensztejn

Chief Financial Officer

Empresa Brasileira de Telecomunicações S.A. – Embratel

Av. Presidente Vargas, n° 1012

20071-002 Rio de Janeiro, RJ, Brazil

Telephone: 55 21 2121-3636

with copies to

Daniel Sternberg, Esq.

Nicolas Grabar, Esq.

Duane McLaughlin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212) 225-2000

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,603,382,015	$185,621.14

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding Preferred Shares, no par value (including Preferred Shares represented by American Depositary Shares), other than shares owned directly or indirectly by the Filing Person at a purchase price of R$23.00 in cash per Preferred Share. As of June 30, 2010, there were 228,503,916 Preferred Shares outstanding (including Preferred Shares represented by American Depositary Shares), of which 29,379,149 are owned directly or indirectly by the Filing Person. As a result, this calculation assumes the purchase of 199,124,767 outstanding Preferred Shares. The Transaction Valuation was calculated in Brazilian reais (R$) and converted into U.S. dollars at the exchange rate indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m., Brasilia time, on August 26, 2010 of US$1 = R$1.7592.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00007130 of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$185,621.14
Form or Registration No:	Schedule TO-T
Filing Party:	Empresa Brasileira de Telecomunicações S.A. – Embratel
Date Filed:	August 30, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 amends and supplements the Tender Offer Statement on the combined Schedule TO and Schedule 13E-3 under cover of Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) by Empresa Brasileira de Telecomunicações S.A. – EMBRATEL (“Embratel”), as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on September 2, 2010, Amendment No. 2 to the Schedule TO filed with the SEC on September 21, 2010, Amendment No. 3 to the Schedule TO filed with the SEC on September 27, 2010 and Amendment No.4 to the Schedule TO filed with the SEC on September 29, 2010. The Schedule TO relates to the offer by Embratel (the “Tender Offer”) to purchase any and all preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”), of Net Serviços de Comunicação S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Net”), from all holders other than Embratel Participações S.A. (“Embrapar”), wherever located. The Tender Offer is being made on the terms and subject to the conditions set forth in the offer to purchase dated August 30, 2010 (the “Offer to Purchase”) attached and filed with the Schedule TO as Exhibit (a)(1)(i).

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below.

Further Information Regarding Proration

On September 27, 2010, Embrapar, on behalf of its subsidiary Embratel, received a notice from the Brazilian Securities Commission (the “CVM”) regarding the criteria upon which to calculate the maximum number of Preferred Shares that Embratel may purchase in the Tender Offer on a pro rata basis in the event that more than one-third but fewer than two-thirds of Preferred Shares held by public shareholders on the date required by CVM Instruction 361 are tendered into the Tender Offer. According the CVM’s notice, the maximum number of Preferred Shares that Embratel can acquire in the case of such proration, one-third of the outstanding Preferred Shares held by public shareholders, should be calculated taking into account the number of Preferred Shares outstanding on September 4, 2000, which is equal to 1,237,798 Preferred Shares. As a result of the CVM’s interpretation, proration would be applicable at a much lower level of tenders and as a result, in the event fewer than two-thirds of the Preferred Shares are tendered, the Preferred Shares available would be substantially less than one-third of the currently outstanding Preferred Shares held by public shareholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.

By:	/s/ José Formoso Martínez
Name: José Formoso Martínez
Title: President Date: October 5, 2010

EMBRATEL PARTICIPAÇÕES S.A.

By:	/s/ José Formoso Martínez
Name: José Formoso Martínez
Title: President Date: October 5, 2010

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